Exhibit I
CRUDE CARRIERS CORP. ANNOUNCES ACQUISITION OF TWO MODERN SUEZMAX TANKERS
AND EXPANSION OF ITS REVOLVING CREDIT FACILITY
ATHENS, Greece — April 20, 2010 — Crude Carriers Corp. (NYSE: CRU) today announced that it has agreed to acquire two modern sistership Suezmax—class oil tankers, the M/T Amoureux (150,393 dwt) and the M/T Aias (150,096 dwt) from unrelated third parties, for a total purchase price of $66.2 million per vessel. Crude Carriers expects to take delivery of both vessels, which were built in 2008 at Universal Shipbuilding Corporation in Japan, during May 2010. The Company will finance the acquisition with cash and debt from its revolving credit facility and expects that the two vessels will trade in the spot market or under spot related employment terms. The acquisition of the two vessels was unanimously approved by Crude Carriers’ Board of Directors, including the unanimous approval of the Company’s Independent Directors.
Crude Carriers also announced that it has reached an agreement with Nordea Bank Finland Plc, London branch to expand its $100 million revolving credit facility to a $150 million revolving credit facility, including $10 million which can be used for working capital purposes.
“We are very pleased that Crude Carriers has acquired two sistership modern Suezmaxes and is adding to its initial fleet, shortly after its IPO,” commented Mr. Evangelos Marinakis, Crude Carriers’ Chairman and Chief Executive Officer. “This transaction is in-line with our strategy of growing our fleet through accretive acquisitions and acquiring vessels at a cost significantly below average historical values. Importantly, these two additional vessels are expected to start generating income promptly, within approximately one month from today.”
Following the delivery of the ‘Amoureux’ and the ‘Aias’ in May 2010, and the delivery of the ‘Achilleas’, the third vessel of the Crude Carriers IPO fleet in the second half of June 2010, the Company’s fleet will consist of two VLCCs and three Suezmaxes with an average weighted age of approximately 1 year and total carrying capacity of approximately 1,050,000 dwt.
Conference Call Today, Tuesday, April 20, 2010, at 10:00 a.m. EDT
The Crude Carriers management team will hold a conference call, on Tuesday, April 20, 2010 at 10:00 a.m. EDT to discuss the details of this acquisition.
Conference Call details:
Participants should dial into the call 10 minutes before the scheduled time using the following numbers: by dialing 1 866 819 7111 (US Toll Free Dial In), 0800 953 0329 (UK Toll Free Dial In) or +44 (0)1452 542 301 (Standard International Dial In). Please quote “Crude Carriers”.
A telephonic replay of the conference call will be available until April 27, 2010 by dialing 1 866 247 4222 (US Toll Free Dial In), 0800 953 1533 (UK Toll Free Dial In) or +44 (0)1452 55 00 00 (Standard International Dial In). Access Code required for the reply is: 70469247#

Forward Looking Statements
This press release may contain forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. These forward-looking statements include, without limitation, statements with respect to the delivery date of vessels to Crude Carriers Corp. and the employment of such vessels and expected timing of the relevant returns, and are based on management’s current expectations and observations. Included among the important factors that, in our view, could cause actual results to differ materially from the forward looking statements contained in this press release are the following: (i) conditions in the United States capital markets; (ii) conditions affecting the crude spot market and the crude market generally; (iii) the ability of Crude Carriers Corp. to complete its acquisition of the remaining vessel from its initial fleet of vessels; and other factors listed from time to time under “Risk Factors” and other sections of our public filings with the SEC including, without limitation, Crude Carriers Corp.’s registration statement on Form F-1. We make no prediction or statement about the performance of shares.
About Crude Carriers Corp.
Crude Carriers Corp. (NYSE: CRU) is a Marshall Islands corporation focusing on the maritime transportation of crude oil cargoes. The company’s common shares trade on The New York Stock Exchange under the symbol “CRU”.
For further information please contact:
Company contacts:
Ioannis Lazaridis, President
Tel: +30 (210) 4584 950
E-mail: i.lazaridis@crudecarrierscorp.com
Jerry Kalogiratos, CFO
Tel: +30 (210) 4584 950
E-mail: j.kalogiratos@crudecarrierscorp.com
Investor Relations / Media:
Nicolas Bornozis, President
Capital Link, Inc.
230 Park Avenue — Suite 1536
New York, NY 10160, USA
Tel: (212) 661-7566
Fax: (212) 661-7526
E-mail: crudecarriers@capitallink.com
www.capitallink.com